December 20, 2012

VIA EDGAR and FACSIMILE

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Stifel Financial Corp. (the “Company”)

Registration Statement on Form S-4

Filed November 26, 2012

File No. 333-185145 (the “Registration Statement”)

Dear Ms. Hayes:

We are writing in response to your letter dated December 11, 2012 (the “Comment Letter”), setting forth comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement. The discussion below is presented in the order of the numbered comments in the Comment Letter. For your convenience, each of the Company’s responses is preceded with an italicized recitation of the corresponding comment set forth in the Comment Letter. Concurrently with the submission of this response letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amendment”) reflecting the changes requested by the Staff as noted below.

General

1.	We note that members of senior management of KBW will continue to serve in a senior management capacity following the merger’s closing after receiving substantial cash and equity compensation as part of employment agreements and waiving certain provisions in their existing change in control agreements. In addition, a key aspect of the negotiations of the terms of the merger resulted in an increase of the retention pool of $17 million and an increase of the merger consideration of approximately $6.9 million.

United States Securities and Exchange Commission

December 20, 2012

Please provide an analysis of whether Rule 13e-3 applies to the transaction and whether, as a result of such arrangements, KBW is an affiliate of yours engaged in a going private transaction. Please refer to Exchange Act Rule 13e-3(a) and Compliance & Disclosure Interpretations 201.01 and 201.06 for guidance available at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.

Response:

We carefully considered the applicability of Rule 13e-3 (“Rule 13e-3”) of the Securities and Exchange Act of 1934, as amended, and the Staff’s guidance in Compliance & Disclosure Interpretations 201.01 and 201.06 and the Staff’s analysis in Section II.D.3 of the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline dated November 14, 2000 (the “Outline”). The Company determined (as further described below) that (i) the proposed merger (the “Merger”) among the Company, SFKBW One, Inc., SFKBW Two, LLC and KBW, Inc. (“KBW”) does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3, (ii) the Company is not an affiliate of KBW and (iii) the Senior Executive Officers (as defined below) are not affiliates of the Company. Accordingly, the Company believes that it and the Senior Executive Officers are not Schedule 13E-3 filing persons in connection with the Merger and that Rule 13e-3 is inapplicable to the Merger. As used in this response letter, the term “Senior Executive Officers” includes Mr. Thomas B. Michaud, Chief Executive Officer, President and Vice Chairman of KBW, Mr. John G. Duffy, Vice Chairman of KBW, Mr. Andrew M. Senchak, Chairman of KBW, Mr. Robert Giambrone, the Chief Financial and Administrative Officer and Executive Vice President of KBW, and Mr. Mitchell Kleinman, General Counsel, Corporate Secretary and Executive Vice President of KBW.

Rule 13e-3 defines a “Rule 13e-3 transaction,” among other things, as a purchase of any equity security, or tender offer for any equity security, made by the issuer of such security or by an affiliate of such issuer that has an effect described in Rule 13e-3(a)(3)(ii). The rule defines an “affiliate” of the issuer as a “person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” The element of “control” that is fundamental to the concept of “affiliate” as defined by Rule 13e-3 is dependent upon specific facts and circumstances. Based on the analysis below, we do not believe the facts and circumstances related to the Merger lead to the conclusion that the Company is an affiliate of KBW or that the Senior Executive Officers are affiliates of the Company such that the Merger would constitute a Rule 13e-3 transaction.

First, the Company does not believe that it is an affiliate of KBW. The Company does not (i) hold any KBW equity securities, (ii) have any representation on KBW’s board of directors (or the right to appoint any representatives to the board of directors), or (iii) have any other relationship that is indicative of control of, or common control with, KBW.

Second, the Company does not believe that it should be considered an affiliate of KBW due to any proposed future relationship with the Senior Executive Officers. As stated in the Outline, “[a]n important aspect of the staff’s analysis was the fact that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of this company in addition to senior management positions, and otherwise be in a position to “control” the surviving

United States Securities and Exchange Commission

December 20, 2012

corporation within the meaning of Exchange Act Rule 12b-2 (i.e., “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise”).” The Outline also indicates that, “where management of the issuer-seller that will be going private is essentially “on both sides” of the transaction, the acquiror also may be deemed to be an affiliate of the issuer engaged in the transaction and, as a consequence, required to file on Schedule 13E-3.” The Staff has noted in the past that it would not view a person as an affiliate of a purchaser based solely on employment arrangements or executive officer or director positions (see Note 6, Release No. 34-16075), and in its Compliance & Disclosure Interpretation 201.01 suggested consideration of the following factors in determining whether a Schedule 13E-3 filing is required when continuity of management exists: (A) increases in consideration to be received by management, (B) alterations in management’s executive agreements favorable to such management, (C) the equity participation of management in the acquiror and (D) the representation of management on the board of directors of the acquiror. For the reasons outlined below, we do not believe that the Senior Executive Officers are affiliates of the Company and, therefore, we do not believe that the Senior Executive Officers are engaged in a “Rule 13e-3 transaction.”

A. No Increase in Consideration.

All shares of KBW common stock held by the Senior Executive Officers upon closing of the Merger will be exchanged for the same consideration that all other stockholders will receive in the Merger as set forth in the Agreement and Plan of Merger, dated as of November 5, 2012 (as it may be amended from time to time, the “Merger Agreement”), among the Company, SFKBW One, Inc., SFKBW Two, LLC and KBW. All KBW equity-based awards held by the Senior Executive Officers will be treated consistently with awards held by other KBW employees and either convert into the right to receive the merger consideration for each KBW share subject to the award or be converted into a Company award based on the equity exchange ratio, which does not provide additional consideration to the award holder. As a result, the Company does not believe that the contemplated consideration to be received by the Senior Executive Officers should result in the transaction being deemed a “Rule 13e-3 transaction.”

B. No Alterations in Agreements Favorable to the Senior Executive Officers.

The Company does not believe that the Senior Executive Officers’ agreements with KBW have been altered by the Company in a manner favorable to the Senior Executive Officers. As described in the Amendment, as an important factor to its willingness to engage in the proposed transaction with KBW, the Company requested that the Senior Executive Officers reduce the contractual entitlements due to them upon a change in control of KBW such as the Merger.

To achieve this reduction, pursuant to the waiver agreements each of Messrs. Michaud, Duffy and Senchak entered into with KBW on November 5, 2012 (the “Waiver Agreements”), such Senior Executive Officers waived the change in control vesting provisions in all of their KBW restricted share awards outstanding on the date of the Waiver Agreements and forfeited their outstanding performance awards and incentive awards under the KBW Long Term Incentive Program, in each case contingent upon completion of the Merger. To the extent that Messrs. Michaud, Duffy or Senchak have agreed to waive the accelerated vesting of their

United States Securities and Exchange Commission

December 20, 2012

KBW restricted share awards and forfeit their outstanding performance awards and incentive awards, KBW has agreed to provide the Transition Stock Grants and the Retention Stock Grant (as described below). Vesting of such grants is subject to the Senior Executive Officer’s continued compliance with non-competition and non-solicitation covenants. Further, as described below, these grants constitute an immaterial amount of the outstanding equity of the Company.

Pursuant to the terms agreements each of Messrs. Giambrone and Kleinman entered into with KBW and the Company on November 8, 2012 (the “Terms Agreements”), such Senior Executive Officers’ change of control agreements with KBW will be amended immediately prior to the Merger to provide for the reduction of change of control payments or benefits. In addition, the pro-rata “higher annual bonus” provided for in Messrs. Giambrone’s and Kleinman’s change of control agreements with KBW will only be paid if the Merger is consummated on or after February 15, 2013.

Messrs. Michaud, Duffy and Senchak waived all severance benefits under their employment agreements with KBW pursuant to the Waiver Agreements and are entitled to lesser severance benefits under their employment arrangements with the Company. Under their employment agreements with KBW, following a qualifying termination by KBW, Messrs. Michaud, Duffy or Senchak would receive, among other benefits, a lump-sum cash payment equal to the sum of (i) a pro-rata annual bonus based on the highest annual bonus earned in the three full fiscal years prior to the termination date (the “highest employment agreement bonus”), and (ii) three times the sum of (x) the Senior Executive Officer’s annual base salary, (y) the Senior Executive Officer’s highest employment agreement bonus and (z) the amount of KBW’s contribution to KBW’s profit sharing plan on behalf of the Senior Executive Officer for the year prior to termination. Under the employment arrangements with the Company and subject to consummation of the Merger, upon a qualifying termination, Messrs. Duffy and Senchak would only be entitled to vesting of their previously issued equity-based compensation, and Mr. Michaud would be entitled to such equity vesting and a lump sum severance amount of $3,500,000.

Furthermore, the annual base salaries payable to Messrs. Michaud, Duffy and Senchak under their employment arrangements with the Company are no greater than those payable by KBW prior to the Merger, with Mr. Michaud experiencing a reduction from $600,000 to $250,000. The Company employment arrangements also provide that each of the Senior Executive Officers are eligible to receive an annual bonus, which is consistent with their rights under their KBW employment agreements.

In view of these agreements and the circumstances surrounding them, the terms of the amendments or replacements of the Senior Executive Officers’ agreements with KBW in connection with the Merger are not more favorable to such officers than the terms of their original employment arrangements with KBW.

The terms of the Waiver Agreements, Terms Agreements and the employment arrangements with the Company agreed to between the Senior Executive Officers, KBW and the Company are reasonable and customary agreements that reflect the positions and responsibilities the Senior Executive Officers will have with the Company if the Merger is consummated.

United States Securities and Exchange Commission

December 20, 2012

C. No Material Equity Ownership in Acquiror.

The level of equity participation of senior management in the acquiror is a significant consideration in assessing whether such management could be deemed to control the acquiror or the surviving corporation. In particular, the Staff, in its Compliance & Disclosure Interpretation 201.06, indicates that if the target company’s management anticipated receiving a 20% stake in the surviving corporation’s equity after the consummation of an acquisition transaction pursuant to a contractual agreement with a financial buyer, regardless of whether such agreement was finalized at the time of the signing of the acquisition agreement, the financial buyer was deemed to be on both sides of the transaction and, therefore, an affiliate engaged in the Rule 13e-3 transaction. With respect to the proposed Merger, the Company is a strategic (non-financial) acquiror with a substantially greater market capitalization than KBW. As described below, none of the Senior Executive Officers, nor the Senior Executive Officers taken as a whole, will hold a material amount of equity in the Company following the Merger.

Pursuant to the Waiver Agreements, KBW will grant to each of Messrs. Michaud, Duffy and Senchak, effective immediately before the merger, an amount of restricted shares of KBW common stock (the “Transition Stock Grants”) with a value, as of the grant date, of $5,000,000. Pursuant to his Waiver Agreement, Mr. Michaud received a grant of restricted shares of KBW common stock (the “Retention Stock Grant”) with a value, as of the grant date, of $750,000. Immediately prior to or upon completion of the Merger, respectively, each Transition Stock Grant and the Retention Stock Grant will convert into the right to receive an amount of restricted shares of the Company’s common stock of equivalent value calculated based on the exchange ratio set forth in the Merger Agreement. The Transition Stock Grants vest ratably over a three-year period for Mr. Michaud and a five-year period for Messrs. Duffy and Senchak. The Retention Stock Grant vests ratably over a five-year period. Additionally, on November 5, 2012, Mr. Michaud entered into an employment agreement with the Company, pursuant to which the Company will grant Mr. Michaud an award of restricted shares of the Company’s common stock with a value of $750,000 (the “Michaud Grant”). Such grant vests ratably over a five-year period.

Except as described above, the Senior Executive Officers will not be granted any other securities of the Company in connection with or as a result of the Merger. As of December 17, 2012, Messrs. Michaud, Senchak, Duffy, Kleinman and Giambrone beneficially owned 317,103, 318,753, 337,198, 281,858 and 166,399, respectively, shares of KBW’s common stock.

On December 17, 2012, there were 53,788,562 shares of the Company’s common stock outstanding and its closing share price on the New York Stock Exchange was $31.17. Assuming the Merger closed on such date, there would have been 9,891,075 shares of the Company’s common stock issued in the Merger, based on (1) the shares issued as partial merger consideration for the outstanding shares of KBW’s common stock and certain equity awards, including, but not limited to, the Transition Stock Grants, Retention Stock Grant and KBW’s retention and special awards to its non-officer employees, and (2) the shares underlying the Michaud Grant and

United States Securities and Exchange Commission

December 20, 2012

the Company’s equity grants to KBW’s non-officer employees. Notwithstanding the three- and five-year vesting schedules of the Transition Stock Grants, Retention Stock Grant and Michaud Grant and assuming the immediate vesting of all of the restricted shares, the Senior Executive Officers, as a whole, would hold only around 2.00% of the equity securities of the Company, and Mr. Michaud, as the largest holder of the Company’s restricted shares among the Senior Executive Officers, would hold less than 0.50% of the equity securities of the Company, in each case on a pro forma basis giving effect to the Merger.

In light of the foregoing, the Company believes that the amount of equity in the Company to be held by the Senior Executive Officers would be immaterial—significantly below the 20% threshold indicated in Compliance & Disclosure Interpretation 201.06—and not sufficient to exercise any meaningful level of control or influence over the Company or the surviving corporation.

D. Continuity of Management; Representation of Management on the Company’s Board.

Pursuant to the Merger Agreement, the officers and directors of SFKBW One, Inc., a wholly-owned subsidiary of the Company, will become the officers and directors of the surviving corporation at the effective time of the Merger. The board of directors of the Company will be increased by two members and the Company will cause the vacancies to be filled by Mr. Michaud and an individual reasonably designated by KBW from among the directors of KBW at that time who will be independent under the corporate governance standards of the Company. Therefore, Mr. Michaud will be the only representative of KBW’s former management on the Company’s board of directors after the closing of the Merger. We do not believe that, as one of 19 members of the Company’s board of directors, he will be in a position to “control” the Company or the surviving corporation as a result of his position.

Following the consummation of the Merger, the surviving corporation will be a wholly-owned indirect subsidiary of the Company and will be controlled by the Company. While each of Messrs. Michaud, Duffy and Senchak has received and accepted an employment agreement or offer letter with the Company, each such Senior Executive Officer will be subject to the ultimate direction of the Company’s board of directors.

Based on the foregoing, the Company respectfully submits that Rule 13e-3 is not applicable to the Merger and does not require the Company or the Senior Executive Officers to be treated as Schedule 13E-3 filing persons.

Proposal One: The Merger, page 55

Merger Consideration, page 55

2.	Please revise this section to include a table that provides specific examples of what the per share merger consideration would be following the determination of the average of the volume weighted average price of your common stock during the applicable time period. Use at least one example for each of the three merger consideration scenarios in the table:

United States Securities and Exchange Commission

December 20, 2012

•	average of the volume weighted average price of less than or equal to $29.00;

•	average of the volume weighted average price of between $29.00 and $35.00; and

•	average of the volume weighted average price of greater than or equal to $35.00.

Additionally, clarify that if the average volume weighted average is less than or equal to $29.00, the total consideration will be less than $17.50. If the volume weighted average price is between $29.00 and $35.00, the total consideration will be $17.50. If the volume weighted average price is greater than or equal to $35.00, the total consideration will be more than $17.50.

Response:

The Company has revised the disclosure under “Proposal One: The Merger— Structure of the Merger— Merger Consideration” starting on page 61 of the Amendment to reflect the Staff’s comment.

Background of The Merger, page 56

3.	We note that Stifel’s representatives and KBW’s representatives engaged in a series of negotiations. Please describe in greater detail the nature and substance of the deliberations conducted at the meetings, including the specific matters discussed and the conclusions reached. Your disclosures should explain how the material terms changed during the course of the negotiations. For example, please provide the following:

•	Describe each meeting between the parties and identify the individuals present at each meeting.

•	Describe how the parties came to an expectation that Stifel was prepared to offer up to $10.00 in cash and a fraction of a share of Stifel common stock in September 2012.

•	Discuss whether Messrs. Senchak, Duffy, and Michaud were identified as potential beneficiaries of the retention pool as of September 2012.

•	Describe the substance of the conversations regarding the draft merger agreement.

•	Identify the independent members of the Stifel board.

•	Please identify the members of the KBW board who participated in the separate meetings. Identify each meeting and the issues discussed and conclusions reached at those meetings.

United States Securities and Exchange Commission

December 20, 2012

Response:

The Company has revised the disclosure under “Proposal One: The Merger— Background of The Merger” starting on page 63 of the Amendment to reflect the Staff’s comment.

4.	If accurate, please clarify here, and in “Interest of Certain Persons in the Merger,” that Mr. Senchak and Mr. Michaud identified the potential acquirers, negotiated the terms of the transaction, negotiated the waiver of the change in control provisions and negotiated their new employment agreements with Stifel. Additionally, revise the “Background of the Merger” section to identify the meetings in which the waiver of the change in control provisions and new employment agreements were discussed. To the extent that Mr. Duffy participated in these meetings, please clarify.

Response:

The Company has revised the disclosure under “Proposal One: The Merger— Background of The Merger” and “—Interests of Certain Persons in the Merger” starting on pages 63 and 89, respectively, of the Amendment to reflect the Staff’s comment.

5.	Please refer to the paragraph that begins “In the afternoon of November 2, 2012…” on page 60. The paragraph states that from November 2, 2012 until November 5, 2012 the “parties” negotiated the merger agreement and related documents. Please clarify whether the party negotiating on behalf of KBW consists of the independent directors or Mr. Senchak and Mr. Michaud. Please revise to clarify.

Response:

The Company has revised such paragraph under “Proposal One: The Merger— Background of The Merger” on page 67 of the Amendment to reflect the Staff’s comment.

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The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

December 20, 2012

Please do not hesitate to contact the undersigned at (314) 342-2228 or Robert J. Endicott, Esq. of Bryan Cave LLP at (314) 259-2447 with any questions that you may have.

Very truly yours,

STIFEL FINANCIAL CORP.

/s/ James M. Zemlyak
James M. Zemlyak
Senior Vice President and Chief Financial Officer

cc:	Eric Envall, Securities and Exchange Commission

David M. Minnick, Stifel Financial Corp.

Robert J. Endicott, Bryan Cave LLP